SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Gas Integral S.R. L.

(Name of foreign utility company)

     Item 1:

The name and address of the entity claiming foreign utility company status is:

Gas Integral S.R.L. (“Gas Integral”)
Av. Camino Real 111, Piso 9
San Isldro, Lima 27 — Peru

                          Gas Integral is a sociedad de commercial responsabilidad limitada formed under the laws of Peru that owns and operates, either directly or through one or more subsidiaries, facilities and equipment (including storage tanks, tanker trucks, and portable storage containers) used for the storage, transportation and sale of manufactured gas, all located in the western Amazon jungle region of Peru. Gas Integral will purchase from affiliates or others, transport, store, distribute and sell manufactured gas and other hydrocarbons at retail in enclosed portable containers, as well as in bulk from tanker trucks for heat, light, or power. All of Gas Integral activities will take place in Peru and Gas Integral will derive no part of its income from activities in the United States. The following persons will own five percent or more of the voting securities of Gas Integral:

Person	Type of Security	% Ownership

Peru Energy Holdings,	LLC Participation Interest	99.9

     Item 2:

                         PPL Electric Utilities Corporation is a domestic associate public-utility company of Peru Energy Holdings, LLC which is the 99.9% owner of Gas Integral.

PPL Electric Utilities Corporation is a subsidiary of PPL Corporation. Duke Energy Corporation is a domestic associate public-utility company of Peru Energy Holdings, LLC which is the 99.9% owner of Gas Integral. Consumers Energy Company is a domestic associate public-utility company of Peru Energy Holdings, LLC which the 99.9% owner of Gas Integral. Consumers Energy Company is a subsidiary of CMS Energy Corporation. Southwestern Public Service Company, Public Service Company of Colorado, Cheyenne Light, Fuel and Power Company, Northern States Power Company and Northern States Power Company-Wisconsin (collectively the “Xcel Companies”) are domestic associate public-utility companies of Peru Energy Holdings, LLC which is the 99.9% owner of Gas Integral. The Xcel Companies are subsidiaries of Xcel Energy. No portion of the purchase price of Gas Integral was paid by PPL Electric Utilities Corporation, Duke Energy Corporation, Consumers Energy Company or the Xcel Companies.

EXHIBIT A

     The state certifications required under section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, which were issued by the Pennsylvania Public Service Commission (which regulates the retail rates of PPL Electric Utilities Corporation), the North Carolina Utilities Commission and the South Carolina Public Service Commission (which regulate the retail rates of Duke Energy Corporation), and the Michigan Public Utilities Commission (which regulates the retail rates of Consumers Energy Company) have been previously filed with the Commission and are incorporated herein by reference. The Xcel Companies are subsidiaries of Xcel Energy, Incorporated, a registered holding company, and are therefore, not required to obtain state certification.

     Gas Integral has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Guillermo Schwartzmann
Guillermo Schwartzmann
Authorized Representative
Gas Integral S.R.L.
San Isidro, Lima 27 Peru
011-511-611-5000

Date February 17, 2004

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